Filed by Benchmark Electronics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed as filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: Benchmark Electronics, Inc.

Commission File Number: 1-10560

The Federal Trade Commission has informed Benchmark Electronics, Inc. (NYSE:BHE) and Pemstar Inc. (NASDAQ:PMTR) that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has been granted for Benchmark’s proposed acquisition of Pemstar. Termination of the Hart-Scott-Rodino waiting period is a condition to completion of the proposed merger. Completion of the merger remains subject to the approval of Pemstar’s shareholders at a special meeting of the shareholders of Pemstar on December 20, 2006 and other closing conditions set forth in the merger agreement.

Forward-Looking Statements

This communication contains certain forward-looking statements within the scope of the Securities Act of 1933 and the Securities Exchange Act of 1934. The words “expect,” “estimate,” “anticipate,” “predict,” and similar expressions, and the negatives of such expressions, are intended to identify forward-looking statements. Although Benchmark and Pemstar believe that these statements are based upon reasonable assumptions, such statements involve risks, uncertainties and assumptions, including but not limited to industry and economic conditions, customer actions and the other factors discussed in Benchmark’s Form 10-K for the year ended December 31, 2005, Pemstar’s Form 10-K for the fiscal year ended March 31, 2006, and Benchmark’s and Pemstar’s other filings with the Securities and Exchange Commission (the “SEC”). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Additional Information

This communication is being made in respect of the proposed transaction involving Benchmark and Pemstar. This communication is not a solicitation of a proxy from any security holder of Pemstar Inc. Benchmark Electronics, Inc. has filed a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement includes a proxy statement of Pemstar Inc. that also constitutes a prospectus of Benchmark Electronics, Inc. Shareholders are urged to read the proxy statement/prospectus and any other relevant document when they become available, because they contain important information about Benchmark Electronics, Inc., Pemstar Inc. and the proposed transaction. A definitive proxy statement was sent to shareholders of Pemstar Inc. seeking approval of the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Benchmark Electronics, Inc. upon written request to Benchmark Electronics, Inc., 3000 Technology Drive, Angleton, Texas 77515, or by calling (979) 849-6550, or from Pemstar Inc., upon written request to Pemstar Inc., 3535 Technology Drive, N.W., Rochester, Minnesota 55901, or by calling (507) 535-4104.

Participants in the Proposed Transaction

Benchmark Electronics, Inc., Pemstar Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Benchmark Electronics, Inc. may be found in its 2005 Annual Report on Form 10-K filed with the SEC on March 13, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006. Information about the directors and executive officers of Pemstar Inc. may be found in its 2006 Annual Report on Form 10-K filed with the SEC on June 23, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on June 30, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.